File No.  70-9473
	70-9519
CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

THE NATIONAL GRID GROUP PLC

	In accordance with the order of the Securities and Exchange Commission dated March 15, 2000, Holding Company Act Release No. 27154 (the "Order"), The National Grid Group plc hereby submits its report for the period October 1,
2000 to March 31, 2001 (the "Reporting Period").   Following is a listing of
the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order. With respect to the Reporting Requirements in this Certificate of Notification, "NEES" has been replaced with "National Grid USA".

	In this report a conversion ratio of 1 GBP to 1.42 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.



=====================
	Reporting Requirement No. 1:   The principal amount, interest rate,
term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

	Response:


			Market Price /
Date	No. of National		And Sale Price
	Grid Ordinary	Details	per share (if	Proceeds	Proceeds
	Shares Issued  	of Issue	different)	GBP	USD

10.4.00	239	GBP 1,000 value 	Sale price- 417p 	1,000	1,420
		Grid 4.25%	per share.
		exchangeable 	Closing mid-market
		bond exercised 	price- 604p
			per share

11.22.00	717	GBP 3,000 value 	Sale price-	3,000	4,260
		Grid 4.25% 	417p per share.
		exchangeable 	Closing mid-market
		bond exercised 	price- 628.5p
			per share

1.30.01	239	GBP 1,000 value 	Sale price-	1,000	1,420
		Grid 4.25% 	417p per share.
		exchangeable 	Closing mid-market
		bond exercised 	price- 623p
			per share

3.22.01	379,867	Shares issued to	526.5p per share	2,000,000	2,840,000
		the National Grid	Closing mid-Market price
		Savings related 	518p per shrare
		Share Option Scheme
		Trustee ("Quest")(1)

	No debt securities were issued by National Grid during the reporting period.


(1) Qualifying employee share ownership trust




=====================


Reporting Requirement No. 2:     The amount of guarantees issued during the
reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

         Response: On 31st March 2001 a GBP 10,000,000 quarantee was issued by National Grid Group plc in favour of BG Transco plc. The quarantee is in respect of gas trading arrangements and is for purposes of providing security for indebtedness of Enmo Limited, a subsidiary company.


=====================

Reporting Requirement No. 3:   National Grid's aggregate investment, as
defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

         Response:

A.	As of March 31, 2001, National Grid's consolidated retained
earnings calculated in accordance with U.S. GAAP was GBP
2,478,600,000 (USD 3,519,612,000) - including Other Comprehensive
Income (OCI) - GBP 22,700,000 (USD 32,234,000).  Retained
Earnings, excluding OCI - GBP 2,455,900,000 (USD 3,487,378,000).

B.	National Grid's aggregate investment, as defined in Rule 53, in
EWGs and FUCOs as of March 31, 2001 was GBP 2,456,531,000(USD
3,488,274,100).

C.	National Grid's aggregate investment in EWGs and FUCOs as a
percentage of its consolidated retained earnings was 99% as of March 31, 2001.

D.	During the report period, no major EWG and FUCO investments were made.  The aggregate investment in FUCOs decreased as a result of loan repayments, and exchange rate differences.
=====================

Reporting Requirement No. 4:   The aggregate amount of securities and the
aggregate amount of guarantees issued and outstanding by National Grid since the date of the Order, including any Merger-Related Debt.

         Response:  Please see Exhibit A-1 attached hereto.

=====================



Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

         Response:



		Initial
Issuing 	Acquiring 	Principal	Interest	Term of	USD Balance	GBP Balance
Company 	Company  	Amount   	Rate    	Loan   	at 3/31/2001 	at 3/31/2001

National 	National	USD	3 month US	On	179,555,766	126,447,722
Grid Group 	Grid (US)	179,555,766	Libor+	Demand
plc	Holdings Ltd		1.75%

National	National	GBP	3 month US	On	8,797	6,195
Grid (US) 	Grid	6,195	Libor +	Demand
Holdings Ltd	(US)		0.5%
	Investments

National	National	USD	3 month US	On	143,401,562	100,987,016
Grid (US) 	Grid	143,401,562	Libor +	Demand
Holdings Ltd	(US)		0.5%
	Investments

*NG Ireland(1)	NG Ireland(2)GBP			7,004,633	4,932,840
		4,932,840

*NG Ireland(2)	National	GBP			7,004,633	4,932,840
	Grid General	4,932,840
	Partnership

*NG Ireland(1)	National	GBP			2,461,087	1,733,160
	Grid General	1,733,160
	Partnership

*National	National	GBP			9,465,720	6,666,000
Grid General	Grid USA	6,666,000
Partnership

*Contribution to capital, no shares issued.

=====================




Reporting Requirement No.  6:   The amount and terms of any short-term debt
issued by any National Grid USA Utility Subsidiary, and a list of the deposits and withdrawals by any National Grid USA Subsidiary from the National Grid USA Group Money Pool (as defined in Appendix D of the Order) during the reporting period.

         Response:



Short-Term Debt Issued by National Grid USA Utility Subsidiaries
During the Reporting Period
(excluding money pool borrowings reported below)

	Description/Terms	Amount 	Maximum	Balance at
Utility Subsidiary	of Debt            	Issued (USD)	Outstanding	03/31/2001

New England Power	Commercial Paper (CP) *	$10,475,000	$33,400,000	$0
Company


* CP issued for 1-4 days with a Rate range of 6.4%-6.64%
* CP issued does not include Roll over maturities



Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

	Net Amount	  Net Amount
      National Grid USA Subsidiary     	on Deposit	of Borrowings

GRANITE STATE ELECTRIC COMPANY		$1,150,000

MASSACHUSETTS ELECTRIC COMPANY		111,625,000

NANTUCKET ELECTRIC COMPANY		1,800,000

THE NARRAGANSETT ELECTRIC COMPANY		50,600,000

NEW ENGLAND ENERGY INCORPORATED	$75,000

NATIONAL GRID USA	113,775,000

NEW ENGLAND ELECTRIC TRANSMISSION
CORPORATION		3,875,000

NEW ENGLAND HYDRO-TRANSMISSION
ELECTRIC COMPANY INC.	3,300,000

NEW ENGLAND POWER COMPANY	22,075,000

NATIONAL GRID USA SERVICE COMPANY, INC.	26,325,000

NEW ENGLAND HYDRO-TRANSMISSION
CORPORATION		650,000

EUA ENERGY INVESTMENT	4,150,000
	_____________	_____________
	$169,700,000	$169,700,000

* A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

=====================




Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated during the period by any U.S. Utility Subsidiary during the reporting period.

        Response:


Nonexempt Financing by National Grid USA Utility Subsidiaries Consummated During
the Reporting Period
	Description/Terms	Amount Issued	Maximum 	Balance at
Utility Subsidiary  	of Financing      	(USD)        	Outstanding	03/31/2001

New England Power	Commercial Paper (CP)*	$10,475,000	$33,400,000	$0
 Company

* CP issued for 1-6 days with a Rate range of 6.48%-6.64%
* CP issued does not include Roll over maturities

   This table is the same information as in first table of Reporting Requirement No. 6



=====================
Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any National Grid USA Nonutility Subsidiary during the reporting period.

         Response:

Nonexempt Financings by National Grid USA Nonutility Subsidiaries
Consummated During the Reporting Period

Nonutility Subsidiary	Description/Terms of Financing	Amount Issued (USD)
None	None		None

=====================

Reporting Requirement No. 9:   A retained earnings analysis of each company in
the National Grid USA Group detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

         Response:  Please see Exhibit A-2 attached hereto.

=====================

Reporting Requirement No. 10:   A table showing, as of the end of the
reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid Holdings, each Intermediate Holding Company, and each National Grid USA Group company.

         Response:

For National Grid, National Grid Holdings, and each Intermediate
Holding Company, please see Exhibit A-3 attached hereto.

		For the National Grid USA Group companies, please see Exhibit A-4 attached hereto.

=====================


Reporting Requirement 11:   Copies of National Grid's filings on Form 20-F and
semiannual reports to shareholders.

         Response:      Filed under cover of Form SE as Exhibit A-5.





SIGNATURE


	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-9473 and 70-9519) to be signed on its behalf by the undersigned thereunto duly authorized.



THE NATIONAL GRID GROUP PLC

	s/ J.M.G. Carlton
By:_____________________________
    Jonathan M. G. Carlton
    Authorized Representative

Date:  June 28, 2001